Exhibit 99.1

The Hague, March 6, 2008

BUSINESSES DELIVER SOLID UNDERLYING GROWTH AND

NO MATERIAL IMPAIRMENTS TO AEGON'S INVESTMENTS IN 2007

t	SOLID Q4 RESULTS MASKED BY ONE-OFF FACTORS IN COMPARABLE PERIOD
-	Net operating earnings and net underlying earnings impacted mainly by currency and significant one-time tax benefits in 2006
-	Underlying earnings before tax up 9% and 16% at constant currency, reflecting solid business progress
-	Net income down 26% to EUR 648 million due to lower net operating earnings
-	Revenue generating investments grew by 2% and 11% at constant currency reflecting continued growth of existing business and the acquisition of the Merrill Lynch Life Insurance Companies

t	NO MATERIAL IMPAIRMENTS ON INVESTMENTS
-	Total net impairments on investments of EUR 17 million in Q4 reflecting the high quality of AEGON’s investment portfolio
-	No impairments on the subprime portfolio of EUR 2.9 billion
-	EUR 487 million total negative pre-tax revaluations on the subprime and near prime US housing related investments and CDOs through shareholders’ equity

t	A YEAR WITH STRONG UNDERLYING NEW BUSINESS AND EARNINGS GROWTH
-	Value of new business increased 20% to EUR 927 million on track to deliver on the increased target of EUR 1.25 billion by 2010
-	Net operating earnings 4% down and up 1% at constant currency
-	Net underlying earnings up 4% and 9% at constant currency, while underlying earnings before tax increased by 9% and 14% at constant currency
-	Net income of EUR 2.6 billion decreased by 20% mainly as result of lower non-operating earnings in the Netherlands
-	New life sales up 7% and deposits up 14%

t	STRONG CASH AND CAPITAL POSITION SUPPORT ENHANCED DIVIDEND
-	Final dividend increased to EUR 0.32, resulting in an increase of the full year dividend of 13% to EUR 0.62 per share, reflecting strong cash flow and capital position

PERFORMANCE INDICATORS
amounts in millions (except per share data)
		EUR
		Fourth quarter				Full year
	Notes	2007	2006	%	Constant currency exchange rates %	2007	2006	%	Constant currency exchange rates %
Net operating earnings*)		484	710	(32)	(27)	2,047	2,139	(4)	1
Net underlying earnings	1	516	605	(15)	(10)	2,033	1,959	4	9
Net income	2	648	880	(26)	(22)	2,551	3,169	(20)	(16)
Net operating earnings per share*)		0.28	0.42	(33)	(26)	1.14	1.21	(6)	0
Net income per share		0.40	0.53	(25)	(21)	1.47	1.87	(21)	(18)
Dividend per share (2007: proposed)						0.62	0.55	13

Sales
New life sales	3	800	872	(8)	0	3,274	3,051	7	11
Total deposits	4	9,594	12,168	(21)	(13)	44,528	39,165	14	22
Value of new business (VNB)		226	272	(17)	(9)	927	775	20	26
Internal rate of return (IRR)	5	18.0%	14.5%			18.4%	14.5%

For notes see page 27

* 2007 is compared to pro forma data for 2006. These figures are presented after the change in accounting principles and after the change in definition of operating earnings to include AEGON’s share in net results of associates and exclude the effect of any movements in the fair value of guarantees, as would have been the case had AEGON The Netherlands’ hedge program been in place for those two years. Net income is, however, only affected by the change in the accounting principles. See also Table Financial Overview on page 3 and AEGON’s press release of July 24, 2007. See also page 39 of this press release for more details.

2008030601

CHAIRMAN’S OVERVIEW

During 2007, AEGON’s businesses delivered solid performance, as demonstrated by increased sales, deposits and growth in underlying operating earnings.

AEGON continues to maintain its strong financial position. Despite the turbulence currently underway in world financial markets, we experienced no material impairments to AEGON’s investment portfolio during the year, nor did we have any impairments related to our subprime mortgage-backed securities during the year. AEGON’s subprime portfolio, totaling EUR 2.9 billion, continues to be high quality with over 99% rated double- and triple-A.

Net operating earnings for the year were stable at constant currency exchange rates and net underlying earnings were up 9% by the same measure, a reflection of solid business performance. Net income in 2007 declined mainly as a result of lower non-operating earnings in the Netherlands. Revenue generating investments increased 2% or 11% at constant currency exchange rates, reflecting the continued growth of our existing business, in addition to the acquisition of the Merrill Lynch life companies last December.

The better-than-expected progress our businesses made in the Americas, Europe and Asia toward AEGON’s 2010 value of new business target led us to increase the target by 14% to EUR 1.25 billion. This fourth consecutive year of VNB growth resulted in a record EUR 927 million in 2007.

The completion of a EUR 1 billion share repurchase plan in November and the 13% increase in AEGON’s full year dividend to EUR 0.62 per common share are evidence of our continued strong cash flows and solid capital position. At the same time, we continue to have sufficient capital to support the organic growth of our businesses while pursuing acquisition opportunities that are consistent with our pricing discipline.

We further strengthened AEGON’s distribution network with our new partnership with Barclays in the United Kingdom; an agreement with one of Taiwan’s leading banks, Taishin; an asset management joint venture with China’s Industrial Securities; and a fourth regional bank partnership in Spain with Caja Cantabria. AEGON’s partnership with Merrill Lynch will serve to enhance AEGON’s position as a leading provider of life insurance and variable annuity products in the United States.

I am very grateful to the Supervisory Board for having had the opportunity to lead AEGON as Chairman these past several years. Along with my Executive Board and Management Board colleagues, we have focused on improving AEGON’s solid balance sheet, enhancing the Group’s distribution strength, expanding AEGON’s global footprint, and positioning our businesses to capture continued growth in both our established and developing markets. I also wish to thank our many distribution partners and our 30,000 employees whose dedication and commitment justifies the trust of our customers in helping them create better futures for themselves and their families.

Finally, I welcome the selection of Alex Wynaendts to lead AEGON into its next phase of growth during what will continue to be an exciting time for the life insurance and pensions business internationally.

2 of 46

FINANCIAL OVERVIEW
						amounts in millions
		EUR
			Fourth quarter
	Notes		2007	2006	%	2006	%
Operating earnings before tax by line of business	6			adjusted	(to adjusted)	pro forma	(to pro forma)
Life and protection			363	270	34	289	26
Individual savings and retirement products			79	191	(59)	191	(59)
Pensions and asset management			110	114	(4)	141	(22)
Institutional products			93	120	(23)	120	(23)
Reinsurance			22	40	(45)	40	(45)
Distribution			(21)	6	N.M.	6	N.M.
General insurance			13	8	63	8	63
Interest charges and other			(34)	(39)	(13)	(39)	(13)
Share in net results of associates			11	13	(15)	13	(15)
Operating earnings before tax			636	723	(12)	769	(17)
Gains/(losses) on investments			167	160	4	160	4
Impairment charges			(17)	23	N.M.	23	N.M.
Other income/(charges)			(24)	38	N.M.	38	N.M.
Income before tax			762	944	(19)	944	(19)
Income tax			(114)	(64)	78	(64)	78
Net income			648	880	(26)	880	(26)

Net operating earnings			484	651	(26)	710	(32)

Underlying earnings before tax			667	612	9	612	9

Net underlying earnings			516	605	(15)	605	(15)

Operating earnings geographically
Americas			506	597	(15)	597	(15)
The Netherlands			75	79	(5)	125	(40)
United Kingdom			67	60	12	60	12
Other countries			22	26	(15)	26	(15)
Holding and other activities			(46)	(46)	0	(46)	0
Eliminations			12	7	71	7	71
Operating earnings before tax			636	723	(12)	769	(17)

SALES
					amounts in millions
		EUR
			Fourth quarter
			2007	2006	%	Constant currency exchange rates %

Gross deposits (on and off balance sheet)			9,594	12,168	(21)	(13)
Net deposits (on balance sheet)			(2,076)	(2,621)	21	13

New life sales
Life single premiums			3,447	3,450	(0)	8
Life recurring premiums annualized			456	526	(13)	(6)
Total recurring plus 1/10 single			800	872	(8)	0

New premium production accident and health insurance			178	212	(16)	(6)
New premium production general insurance			21	14	50	49

REVENUE GENERATING INVESTMENTS
					amounts in millions
			EUR
			At Dec. 31	At Dec. 31		Constant currency exchange rates
			2007	2006	%	%
Revenue generating investments (total)			370,941	362,651	2	11
Investments general account			133,191	136,131	(2)	6
Investments for account of policyholders			142,525	135,537	5	14
Off balance sheet investments third parties			95,225	90,983	5	14

3 of 46

FINANCIAL OVERVIEW
				amounts in millions
		EUR
		Full year
	Notes	2007	2006	%	2006	%
Operating earnings before tax by line of business	6		adjusted	(to adjusted)	pro forma	(to pro forma)
Life and protection		1,332	1,284	4	1,159	15
Individual savings and retirement products		524	630	(17)	630	(17)
Pensions and asset management		458	1,024	(55)	501	(9)
Institutional products		339	383	(11)	383	(11)
Reinsurance		135	163	(17)	163	(17)
Distribution		6	12	(50)	12	(50)
General insurance		47	55	(15)	55	(15)
Interest charges and other		(185)	(242)	(24)	(242)	(24)
Share in net results of associates		36	32	13	32	13
Operating earnings before tax		2,692	3,341	(19)	2,693	(0)
Gains/(losses) on investments		421	569	(26)	569	(26)
Impairment charges		(76)	(25)	N.M.	(25)	N.M.
Other income/(charges)		40	86	(53)	86	(53)
Income before tax		3,077	3,971	(23)	3,971	(23)
Income tax		(526)	(802)	(34)	(802)	(34)
Net income		2,551	3,169	(20)	3,169	(20)

Net operating earnings		2,047	2,570	(20)	2,139	(4)

Underlying earnings before tax		2,639	2,426	9	2,426	9

Net underlying earnings		2,033	1,959	4	1,959	4

Operating earnings geographically
Americas		2,102	2,174	(3)	2,174	(3)
The Netherlands		362	1,122	(68)	474	(24)
United Kingdom		271	226	20	226	20
Other countries		142	61	133	61	133
Holding and other activities		(195)	(238)	(18)	(238)	(18)
Eliminations		10	(4)	N.M.	(4)	N.M.
Operating earnings before tax		2,692	3,341	(19)	2,693	(0)

SALES
				amounts in millions
		EUR
		Full year
		2007	2006	%	Constant currency exchange rates %

Gross deposits (on and off balance sheet)		44,528	39,165	14	22
Net deposits (on balance sheet)		(3,133)	(6,130)	49	44

New life sales
Life single premiums		14,414	11,935	21	23
Life recurring premiums annualized		1,833	1,857	(1)	3
Total recurring plus 1/10 single		3,274	3,051	7	11

New premium production accident and health insurance		680	811	(16)	(9)
New premium production general insurance		58	56	4	1

4 of 46

FOURTH QUARTER 2007 GROUP HIGHLIGHTS

Net operating earnings

AEGON’s net operating earnings declined by 32% (or 27% on a constant currency basis) in the fourth quarter of 2007 to EUR 484 million, compared with pro forma earnings of EUR 710 million over the same period of 2006. The decline was due in part to a lower contribution from fair value items like certain investment classes in the Americas and the Netherlands. In addition fourth quarter 2006 net operating earnings included a significant one-off tax item in both the Netherlands and the United Kingdom. As a result, the effective tax rate for the Group as a whole increased to 23.9% in the fourth quarter, up from 7.7% for the final three months of 2006.

Operating earnings before tax

AEGON’s operating earnings before tax decreased by 17% in the fourth quarter (or 11% on a constant currency basis) to EUR 636 million, compared with a pro forma figure of EUR 769 million over the same period in the previous year. In the fourth quarter of 2006, fair value investments strongly outperformed their long-term expected returns. These items include certain investment classes in the Netherlands and in the Americas, as well as certain products containing guarantees, all carried at fair value. Earnings on these fair value items were EUR 188 million lower in the fourth quarter of 2007. In the last quarter of 2007, the impact of lower fair value items and currency movements on AEGON’s earnings more than offset the beneficial effects of the business growth.

In the Americas, fourth quarter operating earnings before tax declined by 5% to USD 730 million (or, in euro terms, by 15% to EUR 506 million). Earnings in the last quarter of both 2006 and 2007 reflect strong outperformance of certain fair value investments, such as hedge funds. This year, however, the outperformance was largely offset by reduced earnings from total return annuities and segregated funds, as well as lower market values for synthetic CDOs and increased guarantee costs in the variable annuity business. Fair value items’ total contribution declined by USD 180 million in the fourth quarter of 2007 compared to the same quarter the previous year. Almost all lines of business contributed to an underlying growth in earnings in the fourth quarter. Earnings were also positively impacted by an update of mortality assumptions (USD 52 million) and reserve adjustments in Canada (USD 43 million), partly offset by reserve strengthening in the reinsurance business (USD 25 million).

Operating earnings before tax in the Netherlands totaled EUR 75 million in the fourth quarter of 2007, compared with pro forma operating earnings of EUR 125 million over the same period of 2006. The decline in operating earnings was primarily the result of a lower contribution from fair value investments.

In the United Kingdom, operating earnings before tax rose 18% in the fourth quarter to GBP 47 million. The increase in earnings was a result of the transfer of a block of in-force annuities, as well as positive earnings from new business and higher fund related charges. Earnings from AEGON’s UK distribution businesses in the fourth quarter included one-off charges totaling GBP 10 million to cover incentive payments and a strengthening of provisions.

AEGON’s Other countries segment reported operating earnings before tax of EUR 22 million in the fourth quarter, a decrease of EUR 4 million compared with the final three months of 2006. Higher operating earnings from AEGON’s businesses in Central and Eastern Europe, Spain and China were offset by lower results from both Taiwan and AEGON’s 35% stake in La Mondiale Participations.

5 of 46

Net underlying earnings

AEGON’s net underlying earnings declined 15% (or 10% at constant currency) in the fourth quarter to EUR 516 million, due to an increase in the Group’s effective tax rate. The effective tax rate rose to 22.6% in the final quarter of 2007, up from just 1.1% a year earlier. This increase was the result of the inclusion of one-off tax items in both the Netherlands and the United Kingdom in 2006. Underlying earnings before tax were up 9% in the fourth quarter (or 16% at constant currency), confirming the current solid underlying growth trend in AEGON’s main businesses.

Net income

Net income fell 26% to EUR 648 million in the fourth quarter of 2007, mainly as a result of lower net operating earnings.

AEGON’s fourth quarter 2007 net income includes net gains on investments of EUR 167 million. Gains from the sale of both fixed income and equity investments totaled EUR 287 million, primarily the result of a decision to sell a significant part of the Group’s equity holdings in the Netherlands and the Americas. These gains were partly offset by a EUR 114 million charge relating to fair value movements in guarantees (net of hedging) in the Netherlands. Most of this amount stems from increased equity market volatility. The implementation of hedges of interest rate risks associated with guarantees in the Netherlands has been successfully completed in 2006.

Net impairments on investments in the fourth quarter of 2007 totaled EUR 17 million for the Group, compared to net recoveries of EUR 23 million last year. The fourth quarter also includes EUR 82 million of releases of deferred tax provisions in AEGON N.V.

Sales

Overall new life sales declined by 8% in the fourth quarter of 2007 to EUR 800 million, a reflection mainly of lower sales in the United Kingdom and Spain, and the impact of a weaker US dollar on sales in the Americas.

In the Americas, new life sales in the fourth quarter totaled USD 362 million, in line with last year’s sales, which included USD 50 million from an assumed block of retail credit life insurance. Total new life sales in the Netherlands increased 7% to EUR 72 million as a result of higher group pension sales, in the institutional channel in particular, as well as higher immediate annuity sales. Total new life sales in the United Kingdom declined by 4% to GBP 276 million in the fourth quarter, due to lower sales of pensions. Pension sales in the United Kingdom for the comparable period of 2006 had been exceptionally strong following Pension A-Day. New life sales from Other countries amounted to EUR 88 million, a decline due to lower sales in Spain, offset partially by increases in Central and Eastern Europe and higher sales of unit-linked products in Taiwan.

Total gross deposits for the Group decreased by 21% compared with the fourth quarter of 2006, due in part to movements in exchange rates. In the Americas, pension deposits rose 43% while deposits of both fixed and variable annuities and mutual funds were up 31%. However, total gross deposits in the Americas declined overall because of lower sales of institutional guaranteed products. In the fourth quarter of 2006, deposits were exceptionally high driven by USD 6.5 billion in synthetic GIC sales. Net deposits in the Americas improved mainly because of higher net deposits in pension and asset management products, as well as lower outflows in fixed annuities.

Deposits of pensions and asset management products, as well as retail mutual funds, in Central and Eastern Europe showed continued strong growth in the fourth quarter. In the United Kingdom, sales of both retail and institutional asset management products increased, as did savings deposits in the Netherlands.

6 of 46

Revenue generating investments

At the end of December 2007, total revenue generating investments stood at EUR 371 billion, up from EUR 363 billion at the end of 2006. AEGON's total revenue generating investments increased by 11% on a constant currency basis, reflecting net growth in the Group’s inforce portfolio (for both deposits and premium business), as well as an improved market performance and the inclusion of USD 15 billion from the life insurance companies acquired from Merrill Lynch in 2007.

Valuation of financial assets

IFRS 7 requires disclosure on the methods used to determine the fair values of financial assets and liabilities. AEGON divides the methods it uses into three distinct categories:

A)	Fair values determined by reference to published price quotations in an active market.
B)	Fair values determined by using valuation techniques based on market observable input or based on available observable market data.
C)	Fair values determined by applying valuation techniques on assumptions that are not supported by market observable market data, mainly internal models.

AEGON has in total EUR 106 billion in financial assets measured at fair value in the general account portfolio. AEGON has included certain hedge funds, limited partnerships and private equity investments under category C. An amount of EUR 2.7 billion is in this category C, which is less than 2.5% of total financial assets at fair value. Of AEGON’s total subprime portfolio of EUR 2.9 billion, only EUR 14 million is included in category C.

Investment portfolio Aegon USA

AEGON has a culture of strong and effective risk management. There are robust processes and controls in place throughout the asset management organization. Credit risks are mainly concentrated in AEGON USA’s general account portfolio. Over the last few years AEGON has repositioned investments for its general account insurance portfolio, structuring them defensively in order to weather a stressed credit environment. The relative low level of impairments in the fourth quarter demonstrates the high quality of AEGON’s investment portfolio and the limited impact the current stressed credit environment is having on expected cash flows from AEGON’s fixed income assets.

Net impairments on investments for the Americas amounted to EUR 15 million. The current dislocation of credit markets, however, is characterized by price and/or spread volatility, low liquidity and, for certain segments of the market, may result in changes to credit ratings. Most assets contained in AEGON’s general account portfolio are accounted for as ‘Available for Sale' under IFRS, and thus are held at fair value on the balance sheet. Any changes to the fair value of these assets are recorded on an after tax-basis in shareholders’ equity.

AEGON USA’s subprime mortgage-backed securities (subprime ABS) portfolio of EUR 2.9 billion experienced no impairments. The portfolio is currently valued at approximately 88%, or a fair value of EUR 2.5 billion. The total negative pre-tax revaluation of this portfolio amounts to EUR 348 million at the end of the year. Pricing of certain parts of the portfolio, such as AA-rated floating rate 2006 and 2007 securities, reflects price developments in the subprime ABS indices (ABX). The subprime ABS portfolio consists of 70% AAA-rated securities and 29% AA-rated securities. AEGON does not originate subprime mortgages.

AEGON USA’s residential mortgage-backed securities (RMBS) portfolio includes securities of near prime residential mortgage loans, such as so-called Alt-A and negative amortization floaters. AEGON’s EUR 862 million of Alt-A holdings are backed by fixed-rate loans and 99% of these securities are AAA. At the end of 2007 the Alt-A portfolio had total negative pre-tax revaluations of EUR 18 million, bringing the fair value of this portfolio to EUR 844 million, or approximately 98%. The negative amortization, or Option ARM floaters, is

7 of 46

collateralized by affordability-type loan structures that allow for flexible monthly repayments. This EUR 1.6 billion portfolio is entirely AAA rated and consists of super-senior triple-A exposure. This means that subordination levels in the securitizations are 4 to 5 times what is typically required by rating agencies for a AAA rating. The total negative pre-tax revaluation of this portfolio was EUR 73 million bringing the fair value of the portfolio to EUR 1.5 billion, or approximately 95%.

AEGON’s collateralized debt obligations (CDO) portfolio totals EUR 1.0 billion. Total negative pre-tax revaluations on AEGON’s CDO portfolio amounted to EUR 48 million at the end of the year, with a fair value of approximately 95%. The majority of these investments is backed by leveraged bank loans, of which 92% was rated AAA and AA at the end of 2007. The portfolio includes an investment of EUR 21 million in CDOs backed by subprime mortgages assets purchased before 2002.

At the end of 2007, total negative pre-tax revaluations on subprime ABS, Alt-A RMBS, negative amortization floaters and CDOs totaled EUR 487 million, bringing the fair value of the portfolio to approximately 92%.

For a fee, AEGON USA takes on credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO). This index is composed of a reference portfolio of 125 investment grade corporate credits. 84% of the exposure is to the most senior of the super-senior tranches, i.e. the 30%-100% tranche. This means that losses to AEGON occur only if cumulative net losses on the CDX index exceed 30%, where cumulative net loss is defined as bond defaults net of recoveries. The average duration of the outstanding transactions is 4.7 years. AEGON considers the probability of losses at these levels to be extremely remote and hence does not expect any cash losses to occur from these synthetic CDO positions. As these derivatives are marked to market through earnings, they may however cause substantial operating earnings volatility prior to maturity due to credit spread volatility, but will not affect underlying earnings. Assuming there are no cash losses from these positions, any mark to market effect on operating earnings will be reversed by maturity. At December 31, 2007, the notional amount of this program was EUR 4.5 billion with a negative market value of EUR 30 million.

Value of new business (VNB)

In November 2007, AEGON increased its 2010 VNB target to EUR 1.25 billion, up 14% from the Group’s original target of EUR 1.1 billion. This new VNB target implies an average annual increase of approximately 18% from AEGON’s VNB of EUR 550 million in 2005. By 2010, AEGON expects the share of total VNB coming from Asia, Central and Eastern Europe and Other European countries to reach between 30 and 35%.

In 2007, VNB totaled EUR 927 million, putting AEGON on track to meet its increased target for 2010. VNB for the fourth quarter of 2007 amounted to EUR 226 million, compared with EUR 272 million over the same period the previous year. VNB in the Americas included USD 48 million in extraordinary items in the fourth quarter of 2006. AEGON’s developing markets, outside the Group’s three main, established country units, accounted for 25% of total VNB in the fourth quarter. The internal rate of return (IRR) on new business for the full year was 18.4% and 18.0% in the fourth quarter, well in excess of AEGON’s internal hurdle rate of 11%.

8 of 46

Strategic business initiatives

During the fourth quarter, AEGON announced the completion of two new investments in growth opportunities.

AEGON and Taishin finalized a joint venture agreement to develop and distribute life insurance and pension products in Taiwan. The two groups believe the Taiwanese market for retirement planning and wealth management solutions will continue to show strong growth in the years ahead. In particular, there is a rising demand for pensions and other related products. The joint venture is expected to be operational by mid-2008, subject to regulatory approval.

AEGON also completed the acquisition of the Merrill Lynch Life Insurance Companies and finalized an agreement with Merrill Lynch to form a strategic business relationship in the areas of insurance and investment products. The acquisition adds further scale to AEGON’s existing variable annuity business, moves AEGON to a top five position in the wirehouse channel and provides the framework for a strong strategic relationship with Merrill Lynch, creating a significant opportunity to grow sales while jointly building and branding new and innovative products.

9 of 46

AMERICAS - EARNINGS
					amounts in millions
		USD			EUR
		Fourth quarter			Fourth quarter
	Notes	2007	2006	%	2007	2006
Operating earnings before tax by line of business	6
Life		291	196	48	205	152
Accident and health		91	91	0	62	70
Life and protection		382	287	33	267	222
Fixed annuities		112	145	(23)	77	113
Variable annuities		17	87	(80)	10	69
Retail mutual funds		6	5	20	4	4
Individual savings and retirement products		135	237	(43)	91	186
Pensions and asset management		46	37	24	32	29
Institutional guaranteed products		99	133	(26)	69	104
BOLI/COLI		34	21	62	24	16
Institutional products		133	154	(14)	93	120
Reinsurance		33	52	(37)	22	40
Share in net results of associates		1	0	N.M.	1	0
Operating earnings before tax		730	767	(5)	506	597

Net operating earnings		558	551	1	388	429
Net underlying earnings		555	431	29	387	334

Revenues
Life insurance gross premiums		3,558	2,662	34	2,506	2,071
Accident and health insurance		626	610	3	433	472
Total gross premiums		4,184	3,272	28	2,939	2,543
Investment income		1,880	1,802	4	1,302	1,398
Fee and commission income		382	339	13	266	264
Other revenues		4	0	N.M.	3	0
Total revenues		6,450	5,413	19	4,510	4,205

Commissions and expenses		993	1,288	(23)	680	1,003
of which operating expenses		525	506	4	363	393

AMERICAS - SALES
					amounts in millions
		USD			EUR
		Fourth quarter			Fourth quarter
		2007	2006	%	2007	2006

New life sales		362	363	(0)	252	283
Gross deposits (on and off balance)		11,868	14,253	(17)	8,134	11,144

New life sales
Life single premiums		1,095	456	140	782	351
Life recurring premiums annualized		252	318	(21)	174	248
Total recurring plus 1/10 single		362	363	(0)	252	283

Life		204	224	(9)	142	175
BOLI/COLI		90	52	73	64	40
Reinsurance		68	87	(22)	46	68
Total recurring plus 1/10 single		362	363	(0)	252	283

New premium production accident and health insurance		249	259	(4)	173	201

Gross deposits (on and off balance)
Fixed annuities		610	292	109	433	225
Variable annuities		900	803	12	622	622
Retail mutual funds		796	662	20	555	512
Pensions and asset management		3,790	2,752	38	2,643	2,135
Institutional guaranteed products		5,772	9,744	(41)	3,881	7,650
Total gross deposits		11,868	14,253	(17)	8,134	11,144

10 of 46

THE AMERICAS

t	No material impairments in Q4
t	Net operating earnings amount to USD 558 million in line with Q4 of 2006
t	Net underlying earnings in Q4 increase by 29% to USD 555 million
t	Savings and retirement deposits up 31% and pension deposits up 43% in Q4
t	Total revenue generating investments increase 14% to USD 326 billion, including the Merrill Lynch Life Insurance Companies
t	2007 total value of new business amounts to USD 581 million, up 18%
t	Internal rate of return on new business 13.0% for the full year

Operating earnings before tax

Operating earnings before tax amounted to USD 730 million in the fourth quarter of 2007, a decrease of USD 37 million or 5% compared to the same period last year. The decrease in operating earnings is primarily the result of the strong overperformance of fair value assets during the fourth quarter 2006 when compared to smaller yet still overperformance in the fourth quarter of 2007. The total contribution of fair value items declined by USD 180 million in the fourth quarter of 2007 compared to last year. Almost all lines of business contributed to the 29% increase of the net underlying earnings before tax in the fourth quarter.

Life and protection

Operating earnings before tax of USD 382 million increased USD 95 million, or 33%, over the fourth quarter of 2006. The increase in earnings was driven by growth of the business, the update of mortality assumptions (USD 52 million) and reserve adjustments in Canada (USD 43 million), offset by lower fair value asset performance. The underlying earnings before tax, which excludes the effect of fair value items, increased by 45% to USD 372 million.

Individual savings and retirement

Operating earnings before tax were USD 135 million in the fourth quarter of 2007, a decrease of 43% over the fourth quarter of 2006. Fixed annuity earnings decreased due primarily to lower earnings on total return annuities. The decrease of USD 70 million in variable annuity earnings is primarily the result of higher guarantee costs driven by segregated funds in Canada. The underlying earnings before tax decreased 4% to USD 149 million.

Pensions and asset management

Operating earnings before tax increased USD 9 million to USD 46 million from the fourth quarter of 2006. Continued organic growth, driven by strong positive net cashflows, in addition to positive mortality experience is the primary source of increased earnings. The underlying earnings before tax increased by 37% to USD 37 million.

Institutional products

Operating earnings before tax of USD 133 million for the fourth quarter of 2007 were USD 21 million lower than in the comparable period. Solid growth of the business and the inclusion of Clark Inc. were more than offset by less favorable performance of fair value items. Earnings in the last quarter of 2006 and 2007 reflect strong outperformance of hedge funds and other fair value investments. This year, however, the outperformance was offset by negative market value movements on synthetic CDOs. The underlying earnings before tax increased by 27% to USD 135 million.

11 of 46

Reinsurance

Operating earnings before tax of USD 33 million for the fourth quarter of 2007 were USD 19 million lower than the same period last year. The decrease is the result of growth offset by a reserve strengthening (USD 25 million) on a closed block of variable annuity guarantees. The underlying earnings before tax decreased by 22% to USD 28 million.

Commissions and expenses

Commissions and expenses declined 23% to USD 993 million. Operating expenses increased 4% to USD 525 million, primarily the result of acquisitions and restructuring costs.

Net operating earnings

Net operating earnings increased USD 7 million to USD 558 million, while the effective tax rate decreased from 28.2% in the fourth quarter 2006 to 23.6% in the fourth quarter 2007. The decrease in tax rate was attributable to two extraordinary items in the fourth quarter of 2007, specifically lower enacted federal rates in Canada and a true-up of prior year taxes in the US. The net underlying earnings increased by 29% to USD 555 million in the fourth quarter.

Revenues

Total revenues of USD 6.5 billion increased 19% over the fourth quarter of 2006, mainly driven by higher single life insurance premiums. Investment income of USD 1.9 billion increased 4%, while fees and commissions increased 13% to USD 382 million, mainly due to the inclusion of AEGON’s acquisition of Clark Inc.

Sales

Total new life sales for the quarter of USD 362 million were in line with the fourth quarter of 2006, which included USD 50 million from a significant block of retail credit life insurance. Deposits of individual savings and retirement products increased 31%, while pension deposits rose 43%.

Institutional deposits declined over the comparable period in 2006, as deposits in 2006 were extraordinarily high, driven by USD 6.5 billion of synthetic GIC sales. Net deposits improved mainly due to higher net deposits in pension and asset management products, in addition to lower net outflows in fixed annuities.

Life and protection

New life sales for retail products were USD 204 million during the fourth quarter of 2007, down 9% over the same period last year. Excluding the effect of an extraordinary reinsurance transaction in the fourth quarter of 2006 (USD 50 million) and a similar transaction in the fourth quarter of 2007 (USD 10 million), retail new life sales increased 11% over the prior year. Accident and health new premium production of USD 249 million was down USD 10 million.

Individual savings and retirement

Total individual savings and retirement deposits of USD 2,306 million for the fourth quarter of 2007 increased 31%, compared to the same period in 2006. Fixed annuity sales were up 109% over fourth quarter 2006 to USD 610 million due to a more favorable yield curve. Variable annuity sales of USD 900 million increased USD 97 million, or 12%, mainly the result of the ‘Income Select for Life’ product and increased wholesaler capacity. Mutual fund sales increased 20%, reflecting successful distribution through the broker/dealer, wirehouse and bank channels.

12 of 46

Pensions and asset management

Pension deposits grew to USD 3,394 million, an increase of USD 1,018 million, or 43%, compared to fourth quarter 2006 levels on higher sales of both single premium defined contribution and terminal funding products. Third party asset management sales increased 5% to USD 396 million.

Institutional products

Sales of institutional guaranteed spread-based products totaled USD 1,342 million during the fourth quarter, a decrease of USD 1,269 million, or 49%, compared with the fourth quarter of 2006. Sales of institutional fee-based products totaled USD 4,430 million, down from a strong fourth quarter of 2006 of USD 7,134 million. Sales of BOLI/COLI products increased 73% to USD 90 million, including a large single premium sale.

Reinsurance

Reinsurance new life sales totaled USD 68 million, down USD 19 million, or 22% over the fourth quarter of 2006. This is in line with expectations as more client companies increase retention limits.

Value of new business

The value of new business for the full year was up 18% to USD 581 million, driven primarily by the institutional business and the life insurance business and the inclusion of mutual funds. VNB in the fourth quarter of 2007 decreased USD 31 million mainly due to USD 48 million of extraordinary items in 2006. The IRR on new business was 13.0% for the full year 2007, in line with last year. The IRR during the fourth quarter of 2007 was 13.1%. Please refer to page 29 for more detailed information on value of new business.

Revenue generating investments

Total revenue generating investments at the end of the year amounted to USD 326 billion, up 14% over the same period last year, including USD 15 billion from the Merrill Lynch Life Insurance Companies. General account investments were in line with the prior year, while separate account and off-balance sheet investments increased 29% and 16% respectively.

13 of 46

THE NETHERLANDS - EARNINGS
					amounts in millions
		EUR
		Fourth quarter
	Notes	2007	2006	%	2006	%
	6		adjusted	(to adjusted)	pro forma	(to pro forma)
Operating earnings before tax by line of business
Life		53	25	112	44	20
Accident and health		8	7	14	7	14
Life and protection		61	32	91	51	20
Individual savings and retirement products		(14)	5	N.M.	5	N.M.
Pensions and asset management		28	31	(10)	58	(52)
Distribution		(7)	5	N.M.	5	N.M.
General insurance		5	3	67	3	67
Share in net results of associates		2	3	(33)	3	(33)
Operating earnings before tax		75	79	(5)	125	(40)

Net operating earnings		62	117	(47)	176	(65)
Net underlying earnings		96	167	(43)	167	(43)

Revenues
Life insurance gross premiums		553	539	3
Accident and health insurance		29	33	(12)
General insurance		89	88	1
Total gross premiums		671	660	2
Investment income		585	506	16
Fee and commission income		118	111	6
Total revenues		1,374	1,277	8

Commissions and expenses		357	322	11
of which operating expenses		267	202	32

THE NETHERLANDS - SALES
	amounts in millions
		EUR
		Fourth quarter
		2007	2006	%

New life sales		72	67	7
Gross deposits (on and off balance)		745	668	12

New life sales
Life single premiums		287	336	(15)
Life recurring premiums annualized		44	33	33
Total recurring plus 1/10 single		72	67	7

Life		23	22	5
Pensions		49	45	9
Total recurring plus 1/10 single		72	67	7

New premium production accident and health insurance		4	9	(56)
New premium production general insurance		6	7	(14)

Gross deposits (on and off balance)
Pensions and asset management		41	165	(75)
Saving products		704	503	40
Total gross deposits		745	668	12

14 of 46

THE NETHERLANDS

t	New life sales up 7% to EUR 72 million, driven by higher group pension and immediate annuity sales
t	Net operating earnings amount to EUR 62 million in Q4, compared to EUR 176 million in 2006
t	Total revenue generating investments amount to EUR 65.8 billion at December 31, 2007, up from EUR 64.0 billion at the end of 2006
t	Value of new business EUR 51 million in 2007, up 6%
t	The internal rate of return on new business reaches 10.7%, up from 9.8% in 2006

Operating earnings before tax

Operating earnings before tax amounted to EUR 75 million in the fourth quarter of 2007, compared to pro forma operating earnings of EUR 125 million in the same period last year. The decline was primarily the result of lower fair value investments. Operating earnings in the fourth quarter of 2007 included a EUR 27 million one-off charge from two separate non-recurring items in the savings and distribution lines of business. Investment income increased in the fourth quarter. The run off of certain group pension contracts contributed EUR 25 million to earnings. The inclusion of OPTAS also had a positive effect on operating earnings.

Life and protection

Operating earnings for the life business totaled EUR 53 million in the fourth quarter of 2007, up EUR 9 million compared to pro forma earnings the year before, a result of higher investment income. Operating earnings before tax from accident and health amounted to EUR 8 million, an increase of 14% compared to same period of 2006, due mainly to lower expenses.

Individual savings and retirement products

The individual savings line of business reported an operating loss of EUR 14 million in the fourth quarter compared with operating earnings of EUR 5 million over the same period of 2006. The decline is primarily the result of a non-recurring EUR 15 million accelerated amortization of deferred costs, related to the integration of captive sales forces into AEGON Bank.

Pensions and asset management

The pensions and asset management businesses reported operating earnings of EUR 28 million in the fourth quarter, compared to EUR 58 million pro forma in the same period the previous year. The decline in earnings is mainly the result of a EUR 32 million lower contribution of fair value investments and lower technical results. Earnings were positively impacted by the run-off of certain group pension contracts and the inclusion of OPTAS.

Distribution

The distribution businesses reported an operating loss for the fourth quarter of EUR 7 million compared with operating earnings over the same period the previous year of EUR 5 million. The loss included a one-off charge of EUR 12 million related to the harmonization of claw back provisions of Unirobe and Meeùs. Unirobe and Meeùs were merged in 2007.

General insurance

Operating earnings from general insurance amounted to EUR 5 million in the fourth quarter of 2007, up from EUR 3 million over the same period the previous year. Investment income was up and expenses decreased, but technical results were slightly lower than a year ago.

15 of 46

Commissions and expenses

Commissions and expenses rose 11% to EUR 357 million in the fourth quarter of 2007. Operating expenses increased EUR 65 million to EUR 267 million. An increase in higher employee benefit expenses of EUR 18 million is offset by higher investment income in revenues. The operating expenses include a one-off charge of EUR 12 million in distribution. Operating expenses also included higher project costs, and higher expenses in asset management and in claims handling in general insurance.

Net operating earnings

Net operating earnings decreased to EUR 62 million this year, down from EUR 176 million in the fourth quarter of 2006 on a pro forma basis. In addition to lower operating earnings, fourth quarter 2006 net operating earnings included a EUR 51 million tax credit.

Revenues

Life insurance gross premiums increased 3% compared to the fourth quarter of 2006. Pension premiums were down 15%, due to lower single premiums, offset partly by a higher renewal rate and a strong increase in recurring pension premiums as a result of AEGON The Netherlands’ recent acquisition of OPTAS. Strong growth in immediate annuity sales contributed to an increase in single premium income. Overall, lapse rates in the life business improved during 2006 and 2007. Accident and health insurance premiums decreased due to lower sales of the new WIA disability product. General insurance premiums were in line with last year. Investment income was up 16%, as result of the inclusion of OPTAS and higher returns from fixed income assets. Revenues from the distribution business rose primarily as a result of higher fees and commissions at Meeùs.

Sales

Total new life sales increased 7% as a result of higher recurring premium group pension sales, in the institutional channel in particular, as well as a rise in sales of immediate annuities.

Life and protection

Sales of life products increased 5% in the fourth quarter to EUR 23 million due to growth in immediate annuities and mortgage related products, partly offset by a decrease in unit-linked sales. There was a decline in accident and health production, due mainly to lower WIA sales.

Individual savings and retirement products

Gross deposits of savings products rose in the fourth quarter following an increase in interest rates. Deposits in the “Levensloop” product, introduced in 2006, proved to be recurring and amounted to EUR 26 million in the fourth quarter of 2007, bringing the total amount now deposited at EUR 239 million.

Pensions and asset management

Pension sales increased 9% to EUR 49 million in the fourth quarter of 2007, a result of strong group pension sales in the institutional channel. Sales of managed assets amounted to EUR 41 million, down from EUR 165 million in the fourth quarter of 2006.

General insurance

New premium production for general insurance came to EUR 6 million in the fourth quarter, in line with the final three months of 2006. During the quarter, AEGON The Netherlands continued to focus on writing profitable business in a competitive market.

16 of 46

Value of new business

The value of new business increased by 6% to EUR 51 million, due to higher volumes in group pensions. The 2007 internal rate of return on new business amounted to 10.7%, up from 9.8% for 2006, as a result of a change in the business mix. Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

Total revenue generating investments, at the end of December 2007, amounted to EUR 65.8 billion including the assets of OPTAS, up from EUR 64.0 billion at the end of 2006.

17 of 46

UNITED KINGDOM - EARNINGS
				amounts in millions
	GBP			EUR
	Fourth quarter			Fourth quarter
	2007	2006	%	2007	2006
Operating earnings before tax by line of business
Life and protection	21	3	N.M.	30	6
Pensions and asset management	36	35	3	51	52
Distribution	(10)	1	N.M.	(14)	1
Share in net results of associates	0	1	N.M.	0	1
Operating earnings before tax	47	40	18	67	60
Net operating earnings	43	45	(4)	61	65

Revenues
Life insurance gross premiums	1,717	1,765	(3)	2,412	2,634
Investment income	458	396	16	647	594
Fee and commission income	60	63	(5)	85	94
Total revenues	2,235	2,224	0	3,144	3,322

Commissions and expenses	177	170	4	251	254
of which operating expenses	109	105	4	154	157

UNITED KINGDOM - SALES
				amounts in millions
	GBP			EUR
	Fourth quarter			Fourth quarter
	2007	2006	%	2007	2006

New life sales	276	288	(4)	388	431
Gross deposits (on and off balance)	343	160	114	492	240

New life sales
Life single premiums	1,555	1,661	(6)	2,179	2,478
Life recurring premiums annualized	120	122	(2)	169	183
Total recurring plus 1/10 single	276	288	(4)	388	431

Life	49	40	23	69	60
Pensions	227	248	(8)	319	371
Total recurring plus 1/10 single	276	288	(4)	388	431

Gross deposits (on and off balance)
Pensions and asset management	343	160	114	492	240
Total gross deposits	343	160	114	492	240

18 of 46

UNITED KINGDOM

t	New life sales down 4% to GBP 276 million as a result of exceptional activity in 2006 (Pension A-day)
t	Net operating earnings GBP 43 million in Q4, in line with 2006
t	Total revenue generating investments up 9% compared to year-end 2006 to GBP 53.2 billion
t	Full year value of new business totals GBP 157 million, up from GBP 124 million in 2006
t	Internal rate of return on new business improves to 13.0% in 2007

Operating earnings before tax

Operating earnings before tax rose 18% year-on-year in the fourth quarter of 2007 to GBP 47 million. The increase was the result of a transfer of a block of in-force annuities, higher earnings from new business and higher fund related charges. Earnings of the distribution businesses include incentive payments and strengthening of provisions, totaling GBP 10 million of negative one-time items.

Life and protection

Operating earnings for the life and protection business totaled GBP 21 million in the fourth quarter, up from GBP 3 million in the same period last year. This significant increase was primarily the result of a transfer of a block of in-force annuities and growth in the business. In the fourth quarter of 2006, investment income included a positive one-off of GBP 5 million.

Pensions and asset management

Operating earnings for pensions and asset management amounted to GBP 36 million, a 3% increase compared to the fourth quarter of 2006. The positive contribution of new business and higher fund related charges were largely offset by an increase in expenses. Expenses increased mainly as a result of growth of the business, project costs and investments in the business.

Distribution

In the fourth quarter of 2007, operating earnings for the distribution business amounted to a negative GBP 10 million. Earnings in the fourth quarter include GBP 5 million of non-recurring additional incentive payments related to Positive Solutions, as well as GBP 5 million of provision increases related to commissions.

Commissions and expenses

Total commissions and expenses rose 4% in the fourth quarter to GBP 177 million. Operating expenses increased by 4% to GBP 109 million. A lower deferral of commissions and expenses in 2007 was partially offset by a reduction of amortization charges in the fourth quarter compared to the same period last year.

Net operating earnings

Net operating earnings amounted to GBP 43 million in the fourth quarter, in line with the same period last year.

Revenues

Life insurance gross premiums amounted to GBP 1.7 billion in the fourth quarter of 2007, down 3% compared to last year. Pension premiums declined by 7% to GBP 1.4 billion, while life premiums rose 16% to GBP 361 million, a reflection of an increase in sales of protection products and continued strong sales of single premium annuities.

19 of 46

Sales

Total new life sales declined by 4% to GBP 276 million in the fourth quarter, due to lower pension sales. In the fourth quarter of 2006 pension sales were strong as a result of exceptional activity following Pension A-Day. Sales of annuities, protection products and investment bonds represented 30% of total new life sales in the last quarter of 2007.

Life and protection

Sales of life and protection products totaled GBP 49 million, an increase of 23% from the fourth quarter of 2006. The increase was due to continued strong sales of annuities, a rise in sales of protection products and GBP 3 million in additional sales of bulk annuities.

Pensions and asset management

Sales of pensions declined by 8% in the fourth quarter to GBP 227 million, driven by lower sales of both group and individual pensions. Sales of retail mutual funds and managed assets increased during the quarter, however, and total asset management sales more than doubled to GBP 343 million compared to GBP 160 million the fourth quarter last year.

Value of new business

Full year 2007 value of new business was GBP 157 million, up from GBP 124 million in 2006. The main driver was increased sales as well as an increase in margins with the full year IRR up from 12.2% in 2006 to 13.0% in 2007. AEGON UK’s VNB amounted to GBP 40 million in the fourth quarter, in line with the final quarter of 2006. VNB in the fourth quarter was underpinned by volume gains from AEGON UK’s life and protection business. The IRR on new business improved to 13.4% in the quarter, up from 12.2% last year, due primarily to higher profitability in the UK pension business. Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

At the end of December 2007, revenue generating investments totaled GBP 53.2 billion, up from GBP 48.8 billion at the end of the same period of 2006. This increase of 9% was due mainly to net inflows and higher investment returns.

20 of 46

OTHER COUNTRIES - EARNINGS
	amounts in millions
		EUR
			Fourth quarter
	Notes		2007	2006	%
Operating earnings before tax by line of business	6
Life			5	9	(44)
Accident and health			0	1	N.M.
Life and protection			5	10	(50)
Variable annuities			0	1	N.M.
Saving products			0	(2)	N.M.
Mutual funds			2	1	100
Individual savings and retirement products			2	0	N.M.
Pensions and asset management			(1)	2	N.M.
General insurance			8	5	60
Share in net results of associates			8	9	(11)
Operating earnings before tax			22	26	(15)

Net operating earnings			(10)	(4)	(150)

Revenues
Life insurance gross premiums			609	667	(9)
Accident and health insurance			13	13	0
General insurance			34	32	6
Total gross premiums			656	712	(8)
Investment income			59	50	18
Fee and commission income			26	12	117
Total revenues			741	774	(4)

Commissions and expenses			121	66	83
of which operating expenses			53	43	23

OTHER COUNTRIES - SALES
		amounts in millions
	EUR
		Fourth quarter
		2007	2006	%
New life sales		88	91	(3)
Gross deposits (on and off balance)		223	116	92

New life sales
Life single premiums		199	285	(30)
Life recurring premiums annualized		69	62	11
Total recurring plus 1/10 single		88	91	(3)

Life		88	85	4
Saving products		0	6	N.M.
Total recurring plus 1/10 single		88	91	(3)

New premium production accident and health insurance		1	2	(50)
New premium production general insurance		15	7	114

Gross deposits (on and off balance)
Variable annuities		18	2	N.M.
Retail mutual funds		43	6	N.M.
Pensions and asset management		162	108	50
Total gross deposits		223	116	92

21 of 46

OTHER COUNTRIES

t	New life sales amount to EUR 88 million, up 13% at constant currency
t	Revenue generating investments amount to EUR 11 billion, up 37%
t	Successful start of mandatory pension fund in Romania, bringing total number of CEE pension fund members to 1.3 million at year-end
t	Full year value of new business increased to EUR 221 million, 24% of AEGON’s total VNB

Operating earnings before tax

Operating earnings before tax amounted to EUR 22 million in the fourth quarter, a decrease of EUR 4 million compared to last year. Higher operating earnings in Central and Eastern Europe (CEE), Spain and China were more than offset by lower results from Taiwan and AEGON’s 35% stake in La Mondiale Participations.

Life and protection

Total operating earnings from life and protection amounted to EUR 5 million in the fourth quarter of 2007, compared to EUR 10 million in 2006. This mainly reflects lower earnings in Taiwan, only partially offset by higher results in CEE. The decrease in Taiwan reflects higher amortization of policy acquisition cost and lower deferral of acquisition costs due to a shift in business mix towards unit-linked products.

Pensions and asset management

Operating earnings from pensions and asset management in the fourth quarter decreased EUR 3 million to operating losses of EUR 1 million. The improvements in operating earnings in Poland and Slovakia were more than offset by EUR 6 million of start-up expenses related to the mandatory pension fund in Romania and the voluntary pension funds in the Czech Republic and Slovakia.

General insurance

AEGON Hungary, the only unit within Other countries to sell general insurance, experienced favorable technical results in household and motor insurance, while the fourth quarter of 2006 included a claim reserve strengthening. This led to a 60% increase in operating earnings to EUR 8 million for general insurance business in the fourth quarter of 2007.

Associates

AEGON’s share in the profit of associates amounted to EUR 8 million (after tax) in the fourth quarter, compared to EUR 9 million over the same period last year. The increased contributions from AEGON’s partnership with Caja de Ahorros del Mediterráneo (CAM, in which AEGON holds a 49.99% interest) were more than offset by a decline in contributions of the Group’s 35% stake in La Mondiale Participations.

Commissions and expenses

Commissions and expenses in the fourth quarter of 2007 amounted to EUR 121 million, compared to EUR 66 million in the comparable period. The increase is largely driven by growth of the business, a change in product mix resulting in higher commissions and lower deferred acquisition expenses.

Net operating earnings

Net operating earnings amounted to a loss of EUR 10 million, down from a loss of EUR 4 million in the fourth quarter of 2006. Net operating earnings include a non-recurring charge of EUR 27 million related to an impairment of a part of a deferred tax asset in Taiwan.

22 of 46

Revenues

Life premiums decreased 9% in the fourth quarter of 2007 compared to the same period last year, driven by lower single premium life sales in Spain and Poland and a 10% decline in value of the Taiwanese Dollar against the Euro. Investment income rose 18%, reflecting a growing book of business in all regions. Fee and commission income increased mainly as a result of the growth in off balance sheet assets under management in CEE.

Sales

Life and protection

New life sales in Other countries totaled EUR 88 million in the fourth quarter, a decrease of 3% compared to last year.

In Asia, new life sales in Taiwan increased by 15% to EUR 37 million in the fourth quarter, driven by strong unit-linked sales which accounted for 58% of total new life sales. New life sales in China increased to EUR 4 million, mainly driven by unit-linked single premium sales through the bank channel.

In Central and Eastern Europe (CEE), new life sales totaled EUR 30 million in the fourth quarter, a 13% increase over the comparable period. Sales of single premium life insurance declined 9% compared to the fourth quarter of last year, mainly due to weak equity markets. Recurring premium sales increased 43% to EUR 16 million, a result of various successful distribution initiatives in the broker channel and the tied agent network across the region, particularly in Poland.

In the fourth quarter, new life sales in Spain decreased to EUR 17 million, down from EUR 30 million in 2006 which included a EUR 46 million single premium group policy and high single premium bancassurance sales through AEGON’s joint venture with Caja Navarra. The partnership with CAM saw a decrease of 40% in new life sales to EUR 24 million (on a 100% basis), while premium income for the partnership with CAM amounted to EUR 88 million (on a 100% basis) in the fourth quarter of 2007. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line share in net results of associates.

Individual savings and retirement products

Individual savings and retirement deposits increased strongly from EUR 8 million to EUR 61 million in the fourth quarter. The increase is a reflection of strong mutual fund sales in Hungary and a new variable annuity product which was successfully launched in Taiwan.

Pensions and asset management

Pensions and asset management deposits amounted to EUR 162 million in the fourth quarter of 2007, up from EUR 108 million last year. The increase is mainly due to the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland and strong pension sales in Hungary. The total number of pension fund participants in CEE increased to 1.3 million at the end of the fourth quarter.

General insurance

New premium production general insurance more than doubled to EUR 15 million in the fourth quarter of 2007, mainly the result of successful sales campaigns for motor and household insurance.

23 of 46

Value of new business

The value of new business for Other countries in 2007 amounted to EUR 221 million, up from EUR 152 million last year, primarily as a result of strong volume growth. The value of new business in the fourth quarter of 2007 was level at EUR 56 million with the comparable period last year, accounting for 25% of the total VNB. In Asia, VNB decreased in Taiwan driven largely by an adverse currency impact – in local currency VNB increased 3%. In CEE the increase of VNB is driven by the mortgage and pension business in Hungary. In Spain VNB decreased mainly due to lower sales in CAM. Asia accounted for 37% of the VNB coming from Other countries, while CEE and Other European countries (Spain and France) accounted for 34% and 29% respectively.

In Asia, the IRR declined to 14.6%, due to a change in economic assumptions and product mix in Taiwan. In CEE, the IRR rose in the fourth quarter to 49.4% due to improved capital efficiency. Other European countries reported an internal rate of return in the fourth quarter of 39.4%. This reflects particularly high rates of return from AEGON’s bancassurance partnerships in Spain.

Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

Total revenue generating investments, at the end of December 2007, amounted to EUR 10.9 billion, up from EUR 8 billion at the end of the fourth quarter 2006. The 36% increase in revenue generating investments was mainly the result of pension production, mutual fund and asset management sales in Hungary, single premium life sales in Poland and growth of the Taiwanese life business, as well as of the inclusion the newly acquired pension fund management company PTE AEGON Poland.

24 of 46

REPORT OF AEGON N.V.

Capital management

As part of its ongoing commitment to manage capital efficiently, consistent with maintaining strong capitalization, AEGON has executed a number of initiatives during 2007.

With respect to managing excess capital, AEGON completed a share repurchase program of EUR 1 billion in November 2007. In addition to significant growth in value of new business in recent years, the Group’s existing operations have shown healthy capital generation, primarily as a result of benign world financial markets. At the same time, opportunities for significant value-enhancing acquisitions have been limited. AEGON’s share repurchase program will not affect the Group’s organic growth, nor will it limit AEGON’s ability to carry out value-enhancing add-on acquisitions in the future. At the end of 2007, AEGON’s remaining excess capital position was well over EUR 1 billion.

Share repurchases are an integral part of AEGON’s overall capital management strategy. AEGON expects that the completed share repurchase program will have a positive effect on its net (underlying) operating earnings per share. The total number of common shares repurchased under the program is 74,569,902 shares. This represents 4.6% of AEGON’s issued and outstanding common shares and 4.0% of AEGON’s total issued and outstanding share capital. During 2007, AEGON has repurchased an additional 25,200,000 shares on the open market to neutralize the effect of stock dividend. AEGON will seek approval from its shareholders at the next Annual General Meeting on April 23, 2008 to cancel these common shares repurchased.

Over the past two years, AEGON has executed a program to lower market risk in its Dutch business by putting more interest rate hedges in place and by substantially eliminating the general account allocation to common equities. As a result, AEGON has repatriated almost EUR 2 billion of capital from its Dutch business: EUR 1 billion during 2006 and another EUR 0.8 billion during 2007. The completion of this program has put the Dutch business in a better position to grow its return on capital going forward while allowing for further business growth.

Shareholders’ equity at December 31, 2007, totaled EUR 15.2 billion, a decrease of EUR 3.5 billion or 18% compared to December 31, 2006 (adjusted for the change in accounting principles). The positive impact of EUR 2.6 billion from net income in 2007 was more than offset by a EUR 2.2 billion decrease in revaluation reserves, negative foreign currency translation effects of EUR 1.4 billion, paid dividends and coupons of EUR 0.8 billion and EUR 1.4 billion related to repurchased own shares.

AEGON applies leverage tolerances to its capital base, which reflects the capital employed in its core activities and consists of three elements: shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON aims to ensure that shareholders’ equity accounts for at least 70% of its overall capital base (excluding the revaluation reserve), capital securities 25%, and dated subordinated and senior debt a maximum of 5%. At the end of December 2007 shareholders’ equity represented 72% of AEGON’s total capital base. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 93% of total capital*.

AEGON will purchase approximately 9 million AEGON shares in order to hedge the 2008 Employee & Management Stock Option Plans.

*	All ratios are calculated excluding the revaluation reserve.

25 of 46

Interest charges and other

Interest charges and other amounted to EUR 34 million in the fourth quarter of 2007 compared to EUR 39 million in the fourth quarter of 2006.

Dividend

At the Annual General Meeting on April 23, 2008, the Executive Board will propose a final dividend for 2007 of EUR 0.32 per common share, a 3% increase compared to the final 2006 dividend, reflecting a more moderate growth rate after rebasing the dividend over the past year. The dividend increase is driven by a solid capital base and healthy cash flows. Taking into account the interim dividend of EUR 0.30 paid in September 2007, the proposed total dividend will amount to EUR 0.62, a 13% increase compared to the total dividend of 2006. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON will purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend.

The record date for the dividend will be April 29, 2008. AEGON shares will be quoted ex-dividend on April 25, 2008. The election period will run from April 29 up to and including May 16, 2008. The stock fraction for the stock dividend will be based on the average price for the AEGON share on the Euronext Amsterdam stock exchange for the five trading days from May 12 through May 16, 2008. The dividend will be payable as of May 23, 2008.

Record date annual general meeting

The record date for attending and voting at the Annual General Meeting of shareholders of AEGON N.V. is March 25, 2008.

Subsequent events

On February 21, 2008, AEGON announced that AEGON Hungary has signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities. This transaction is in line with AEGON’s strategy to strengthen its position in the developing pension and asset management markets in Central and Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

On February 26, 2008, AEGON announced the acquisition of the Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

Financial supplement

AEGON’s fourth quarter financial supplement is available on the Group’s corporate website www.aegon.com.

26 of 46

UNDERLYING EARNINGS

NET UNDERLYING EARNINGS GEOGRAPHICALLY
		amounts in millions
		EUR
		Fourth quarter
	Notes	2007	2006	%

Americas		387	334	16
The Netherlands		96	167	(43)
United Kingdom		61	65	(6)
Other countries		(10)	(4)	(150)
Holding and other activities		(18)	43	N.M.
Net underlying earnings	6	516	605	(15)

OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
		amounts in millions
		EUR
		Fourth quarter
		2007	2006	%

Operating earnings before tax		636	769	(17)
(Over) / under performance of fair value items - Americas		(3)	(148)	98
(Over) / under performance of fair value items - The Netherlands		34	(9)	N.M.
Underlying earnings		667	612	9

Net underlying earnings		516	605	(15)

AMERICAS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
		amounts in millions
		USD
		Fourth quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		9	31	(71)
Individual savings and retirement products		(14)	82	N.M.
Pensions and asset management		10	10	0
Institutional products		(4)	48	N.M.
Reinsurance		6	16	(63)
Total over / (under) performance of fair value items		7	187	(96)

Total over / (under) performance of fair value items in EUR		3	148	(98)

NETHERLANDS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS
		amounts in millions
		EUR
		Fourth quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		0	6	N.M.
Pensions and asset management		(34)	3	N.M.
Total over / (under) performance of fair value items		(34)	9	N.M.

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings.

27 of 46

SALES

SALES
	amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	%	2007	2006	%

New life sales	800	872	(8)	3,274	3,051	7
Gross deposits (on and off balance)	9,594	12,168	(21)	44,528	39,165	14

New life sales
Life single premiums	3,447	3,450	(0)	14,414	11,935	21
Life recurring premiums annualized	456	526	(13)	1,833	1,857	(1)
Total recurring plus 1/10 single	800	872	(8)	3,274	3,051	7

Life	322	342	(6)	1,294	1,168	11
Saving products	0	6	N.M.	1	7	(86)
Pensions	368	416	(12)	1,589	1,465	8
BOLI/COLI	64	40	60	151	160	(6)
Reinsurance	46	68	(32)	239	251	(5)
Total recurring plus 1/10 single	800	872	(8)	3,274	3,051	7

New premium production accident and health insurance	178	212	(16)	680	811	(16)
New premium production general insurance	21	14	50	58	56	4

Gross deposits (on and off balance)
Fixed annuities	433	225	92	1,145	1,087	5
Variable annuities	640	624	3	2,743	2,708	1
Saving products	704	503	40	2,648	2,401	10
Retail mutual funds	598	518	15	2,248	2,307	(3)
Pensions and asset management	3,338	2,648	26	12,284	10,662	15
Institutional guaranteed products	3,881	7,650	(49)	23,458	19,997	17
Reinsurance	0	0	N.M.	2	3	(33)
Total gross deposits	9,594	12,168	(21)	44,528	39,165	14

Net deposits (on balance)
Fixed annuities	(759)	(1,459)	48	(4,388)	(5,538)	21
Variable annuities	(157)	(154)	(2)	(596)	(270)	(121)
Saving deposits	94	(226)	N.M.	231	(322)	N.M.
Pensions and asset management	335	166	102	949	299	N.M.
Institutional guaranteed products	(1,507)	(948)	(59)	753	(299)	N.M.
Reinsurance	(82)	0	N.M.	(82)	0	N.M.
Total net deposits	(2,076)	(2,621)	21	(3,133)	(6,130)	49

EMPLOYEE NUMBERS

EMPLOYEE NUMBERS	At	At
	Dec. 31	Dec. 31
	2007	2006

Number of employees	30,414	28,726

28 of 46

VALUE OF NEW BUSINESS

VALUE OF NEW BUSINESS AND IRR
	amounts in EUR millions, after-tax
		VNB	VNB		IRR	IRR5)
		EUR	EUR		%	%
		Fourth quarter			Fourth quarter
	Notes	2007	2006	%	2007	2006

Americas		104	142	(27)	13.1	12.9
The Netherlands		10	15	(33)	9.8	9.8
United Kingdom		56	59	(5)	13.4	12.2
China	7	1	0	N.M.	30.8	21.2
Taiwan		19	22	(14)	13.7	16.4
Asia		21	22	(5)	14.6	16.5
Czech Republic		0	0	N.M.	11.9	22.1
Hungary		11	5	120	>50	33.8
Poland		6	6	0	>50	>50
Slovakia		1	2	(50)	>50	11.5
Central and Eastern Europe		19	13	46	49.4	34.6
France	8	2	2	0	11.1	9.7
Spain	9	14	19	(26)	44.1	20.4
Other European Countries		16	21	(24)	39.4	19.1
Total		226	272	(17)	18.0	14.5

MODELED NEW BUSINESS, APE10) AND DEPOSITS
	amounts in EUR millions
		Premium business		Deposit business
		APE		Deposits
		Fourth quarter		Fourth quarter
	Notes	2007	2006	2007	2006

Americas		385	323	6,874	9,027
The Netherlands		77	76	0	-1
United Kingdom		387	413	0	0
China	7	4	2	0	0
Taiwan		37	31	5	3
Asia		41	32	5	3
Czech Republic		1	1	1	0
Hungary		8	5	6	5
Poland		19	21	2	0
Slovakia		2	1	0	15
Central and Eastern Europe		30	27	9	20
France	8	29	30	0	0
Spain	9	34	49	2	4
Other European Countries		63	79	2	4
Total		982	951	6,890	9,054

VNB/PVNBP SUMMARY
						amounts in EUR millions
		Premium business				Deposit business
		VNB	PVNBP11)	VNB/ PVNBP	VNB/ APE	VNB	PVNBP11)	VNB/ PVNBP	VNB/ Deposits
	Notes	Fourth quarter 2007				Fourth quarter 2007
				%	%			%	%

Americas		54	2,121	2.6	14.1	50	7,960	0.6	0.7
The Netherlands		10	554	1.8	13.3	0	0	-	-
United Kingdom		56	2,622	2.1	14.6	0	0	-	-
China	7	1	31	3.7	28.4	0	0	-	-
Taiwan		18	320	5.6	48.3	1	16	9.3	31.7
Asia		19	351	5.5	46.3	1	16	9.3	31.7
Czech Republic		0	5	1.9	9.2	0	19	1.0	16.1
Hungary		7	59	12.6	92.0	3	78	4.1	51.8
Poland		6	160	3.8	31.1	0	15	2.3	21.2
Slovakia		1	11	9.6	61.8	0	3	8.2	N.M.
Central and Eastern Europe		15	235	6.2	48.2	4	116	3.5	44.2
France	8	2	339	0.7	7.9	0	0	-	-
Spain	9	14	205	6.7	40.8	0	2	11.0	11.0
Other European Countries		16	544	2.9	25.6	0	2	11.0	11.0
Total		170	6,426	2.7	17.4	56	8,094	0.7	0.8

29 of 46

Notes:

Please note that throughout this report, where applicable, 2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and for the change in definition of operating earnings to include our share in the net results of associates.

1)

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. Underlying earnings for 2006 are based on pro forma operating earnings.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Total deposits on and off balance sheet.
5)	Internal rate of return for the fourth quarter of 2006 is on a year-to-date basis.
6)

2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates.

Pro forma figures are presented after the change in the accounting principles and after change in definition to include our share in the net results of associates and exclude the effect of any movements in the fair value of guarantees, as would have been the case had AEGON The Netherlands’ hedge program been in place for 2006.

7)	Includes AEGON CNOOC joint venture (50%).
8)	Includes La Mondiale Partnership (35%).
9)	Includes Spain which includes 50% of CAM, 50% of Caja Navarra and 50% of Caja de Badajoz.
10)	APE = recurring premium + 1/10 single premium.
11)	Present Value New Business Premium.

30 of 46

APPENDIX I FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS
	amounts in millions
	At	At
	Dec. 31	Dec. 31
	2007	2006 *)
	EUR	EUR	%
Investments general account	133,191	136,131	(2)
Investments for account of policyholders	142,525	135,537	5
Investments in associates	472	478	(1)
Deferred expenses and rebates	11,488	11,458	0
Other assets and receivables	18,013	18,065	(0)
Cash and cash equivalents	8,431	13,144	(36)
Total assets	314,120	314,813	(0)

Shareholders’ equity	15,151	18,605	(19)
Other equity instruments	4,795	4,032	19
Minority interest	16	16	0
Group equity	19,962	22,653	(12)

Insurance contracts general account	88,496	89,194	(1)
Insurance contracts for account of policyholders	78,394	72,143	9
Investment contracts general account	36,089	36,618	(1)
Investment contracts for account of policyholders	63,756	64,097	(1)
Other liabilities	27,423	30,108	(9)
Total equity and liabilities	314,120	314,813	(0)

CAPITAL BASE
	At	At
	Dec. 31	Dec. 31
	2007	2006 *)
	EUR	EUR	%
Group equity	19,962	22,653	(12)
Trust pass-through securities	143	123	16
Subordinated borrowings	34	34	0
Senior debt related to insurance activities	1,255	1,473	(15)
Total capital base	21,394	24,283	(12)
*) As adjusted for the retrospective application of the accounting change (see other explanatory notes)

31 of 46

CONDENSED CONSOLIDATED INCOME STATEMENT
		amounts in millions
		EUR			EUR
		Fourth quarter			Full year
	Notes	2007	2006	*)%	2007	2006	*)%

Premium income		6,678	6,549	2	26,900	24,570	9
Investment income		2,633	2,567	3	10,457	10,376	1
Fee and commission income		495	481	3	1,900	1,665	14
Other revenues		2	1	100	14	4	N.M.
Total revenues		9,808	9,598	2	39,271	36,615	7
Income from reinsurance ceded		355	297	20	1,546	1,468	5
Results from financial transactions		(971)	4,917	N.M.	4,545	9,397	(52)
Other income		2	1	100	214	11	N.M.
Total income		9,194	14,813	(38)	45,576	47,491	(4)

Benefits and expenses	1	8,256	13,863	(40)	41,763	43,156	(3)
Impairment charges		38	(10)	N.M.	117	33	N.M.
Interest charges and related fees		149	29	N.M.	474	362	31
Other charges		0	0	N.M.	181	1	N.M.
Total charges		8,443	13,882	(39)	42,535	43,552	(2)

Share in net results of associates		11	13	(15)	36	32	13
Income before tax		762	944	(19)	3,077	3,971	(23)
Income tax		(114)	(64)	78	(526)	(802)	(34)
Net income attributable to equity holders of AEGON N.V.		648	880	(26)	2,551	3,169	(20)

Net income per common share
Basic earnings per share		0.40	0.53	(25)	1.47	1.87	(21)
Diluted earnings per share		0.40	0.53	(25)	1.47	1.86	(21)
*) As adjusted for the retrospective application of the accounting change (see other explanatory notes)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	amounts in millions
	At	At
	Dec. 31	Dec. 31
	2007	2006 *)
	EUR	EUR
Shareholders’ equity at January 1 - as reported		19,276
Effect of change in accounting principles
(net of income tax of EUR 236)		(561)
Shareholders’ equity at January 1 - adjusted	18,605	18,715

Net income	2,551	3,169
Movements in foreign currency translations reserve	(1,445)	(1,325)
Movements in revaluation reserves	(2,164)	(996)
Total recognized net income for the period	(1,058)	848

Dividends paid on ordinary shares	(583)	(391)
Preferred dividend	(85)	(80)
Repurchased and sold own shares	(1,438)	(262)
Coupons on perpetuals (net of tax)	(175)	(143)
Other changes	(115)	(82)
Shareholders’ equity at end of period	15,151	18,605
*) As adjusted for the retrospective application of the accounting change (see other explanatory notes)

32 of 46

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
	amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006 *)%		2007	2006 *)

Cash flow from operating activities	1,567	5,700	(73)	(1,356)	7,854

Cash flow from investing activities
Purchase and disposal of intangible assets	(4)	(3)	(33)	(10)	(9)
Purchase and disposal of equipment	(24)	(18)	(33)	(44)	(43)
Purchase, disposal and dividends of subsidiaries and associates	(949)	4	N.M.	(2,609)	(147)
	(977)	(17)	N.M.	(2,663)	(199)

Cash flow from financing activities
Issuance and purchase of share capital	(773)	(164)	N.M.	(1,438)	(260)
Dividends paid	105	0	N.M.	(668)	(471)
Issuance, repayment and coupons of perpetuals	(67)	(56)	(20)	510	434
Issuance, repayment and finance interest on borrowings	(188)	189	N.M.	897	(577)
	(923)	(31)	N.M.	(699)	(874)

Net increase/ (decrease) in cash and cash equivalents	(333)	5,652	N.M.	(4,718)	6,781

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

33 of 46

AMOUNTS PER COMMON SHARE
		Fourth quarter			Full year
	Notes	2007	2006	*)%	2007	2006	*)%

Net income in EUR	2	0.40	0.53	(25)	1.47	1.87	(21)
Net income fully diluted in EUR	2	0.40	0.53	(25)	1.47	1.86	(21)

Net income in USD		0.57	0.68	(16)	2.01	2.35	(14)
Net income fully diluted in USD		0.57	0.68	(16)	2.01	2.34	(14)

Net operating earnings in EUR	2	0.28	0.42	(33)	1.14	1.21	(6)
Net operating earnings fully diluted in EUR	2	0.28	0.42	(33)	1.14	1.21	(6)

Net operating earnings in USD		0.40	0.54	(26)	1.56	1.52	3
Net operating earnings fully diluted in USD		0.40	0.54	(26)	1.56	1.52	3

					At Dec. 31 2007	At Dec. 31 2006 *)

Shareholders’ equity in EUR	3				8.69	10.42	(17)
Shareholders’ equity in USD	3				12.79	13.72	(7)

NET INCOME PER COMMON SHARE CALCULATION
amounts in millions (except per share data)
		EUR			EUR
		Fourth quarter			Full year
		2007	2006	*)%	2007	2006	*)%

Net income		648	880	(26)	2,551	3,169	(20)
Preferred dividend		0	0	N.M.	(85)	(80)	(6)
Coupons on perpetuals		(51)	(39)	(31)	(175)	(143)	(22)
Net income attributable to ordinary shareholders		597	841	(29)	2,291	2,946	(22)

Weighted average number of ordinary shares outstanding		1,561	1,579	(1)	1,561	1,579	(1)
Net income per share		0.40	0.53	(25)	1.47	1.87	(21)

Quarterly net income per share

first quarter		0.42	0.66	(36)	0.42	0.66
second quarter		0.34	0.47	(28)	0.76	1.13
third quarter		0.31	0.21	48	1.07	1.34
fourth quarter		0.40	0.53	(25)	1.47	1.87

*)

 As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

34 of 46

SEGMENT REPORTING
	amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	*)%	2007	2006	*)%
Operating earnings before tax geographically
Americas	506	597	(15)	2,102	2,174	(3)
The Netherlands	75	79	(5)	362	1,122	(68)
United Kingdom	67	60	12	271	226	20
Other countries	22	26	(15)	142	61	133
Holding and other activities	(46)	(46)	0	(195)	(238)	(18)
Eliminations	12	7	71	10	(4)	N.M.
Total operating earnings before tax	636	723	(12)	2,692	3,341	(19)

Revenues geographically
Americas	4,510	4,205	7	16,340	16,379	(0)
The Netherlands	1,374	1,277	8	6,373	6,034	6
United Kingdom	3,144	3,322	(5)	13,692	11,905	15
Other countries	741	774	(4)	2,798	2,247	25
Holding and other activities	88	48	83	244	154	58
Eliminations	(49)	(28)	(75)	(176)	(104)	(69)
Total revenues	9,808	9,598	2	39,271	36,615	7

Revenues
Life insurance gross premiums	6,080	5,911	3	24,210	21,768	11
Accident and health insurance	475	518	(8)	2,122	2,241	(5)
General insurance	123	120	2	568	561	1
Total gross premiums	6,678	6,549	2	26,900	24,570	9
Investment income	2,633	2,567	3	10,457	10,376	1
Fee and commission income	495	481	3	1,900	1,665	14
Other revenues	2	1	100	14	4	N.M.
Total revenues	9,808	9,598	2	39,271	36,615	7

*)    As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

35 of 46

INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,386	48	Shares	1,621	1,997	66	181	70	3,935
98,836	4,104	Bonds	67,139	18,225	5,595	3,951	22	94,932
19,813	5	Loans	13,459	8,517	7	571	0	22,554
12,890	0	Other financial assets	8,756	66	0	98	0	8,920
755	0	Investments in real estate	513	2,008	0	0	0	2,521
215	0	Real estate held for own use	146	132	0	37	14	329
134,895	4,157	Investments general account	91,634	30,945	5,668	4,838	106	133,191
0	23,291	Shares	0	9,736	31,757	212	(24)	41,681
0	13,360	Bonds	0	10,628	18,216	248	0	29,092
81,663	2,820	Separate accounts and investment funds	55,474	0	3,845	2,165	0	61,484
0	4,785	Other financial assets	0	990	6,525	104	0	7,619
0	1,839	Investments in real estate	0	0	2,508	0	0	2,508
0	103	Real estate held for own use	0	0	141	0	0	141
81,663	46,198	Investments for account of policyholders	55,474	21,354	62,992	2,729	(24)	142,525

216,558	50,355	Investments on balance sheet	147,108	52,299	68,660	7,567	82	275,716
109,658	2,863	Off balance sheet investments third parties	74,491	13,476	3,903	3,355	0	95,225
326,216	53,218	Total revenue generating investments	221,599	65,775	72,563	10,922	82	370,941

		Investments
104,393	4,080	Available-for-sale	70,914	19,163	5,563	2,310	98	98,048
19,813	5	Loans	13,459	8,517	7	571	0	22,554
0	0	Held-to-maturity	0	0	0	1,876	0	1,876
91,382	44,328	Financial assets at fair value through profit or loss	62,076	22,479	60,441	2,773	(30)	147,739
755	1,839	Investments in real estate	513	2,008	2,508	0	0	5,029
215	103	Real estate held for own use	146	132	141	37	14	470
216,558	50,355	Total investments on balance sheet	147,108	52,299	68,660	7,567	82	275,716

INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,812	49	Shares	2,135	5,451	73	106	(20)	7,745
98,210	2,911	Bonds	74,571	14,811	4,335	3,815	22	97,554
17,324	0	Loans	13,154	7,112	0	339	0	20,605
9,975	0	Other financial assets	7,574	42	0	55	0	7,671
493	0	Investments in real estate	374	1,869	0	0	0	2,243
217	0	Real estate held for own use	165	97	0	37	14	313
129,031	2,960	Investments general account	97,973	29,382	4,408	4,352	16	136,131
0	23,083	Shares	0	10,208	34,376	152	(20)	44,716
0	13,928	Bonds	0	9,451	20,742	181	0	30,374
63,462	1,608	Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
0	3,364	Other financial assets	0	1,066	5,009	21	0	6,096
0	1,563	Investments in real estate	0	0	2,327	0	0	2,327
0	101	Real estate held for own use	0	0	150	0	0	150
63,462	43,647	Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537

192,493	46,607	Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
94,606	2,216	Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983
287,099	48,823	Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

		Investments
101,401	2,897	Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
17,324	0	Loans	13,154	7,112	0	339	0	20,605
0	0	Held-to-maturity	0	0	0	1,527	0	1,527
73,058	42,046	Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
493	1,563	Investments in real estate	374	1,869	2,327	0	0	4,570
217	101	Real estate held for own use	165	97	150	37	14	463
192,493	46,607	Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

36 of 46

AEGON N.V. - CONSOLIDATED
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	*)%	2007	2006	*)%

Operating earnings before tax	636	723	(12)	2,692	3,341	(19)
Gains/(losses) on investments	167	160	4	421	569	(26)
Impairment charges	(17)	23	N.M.	(76)	(25)	N.M.
Other income/(charges)	(24)	38	N.M.	40	86	(53)
Income before tax	762	944	(19)	3,077	3,971	(23)
Income tax	(114)	(64)	78	(526)	(802)	(34)
Net income	648	880	(26)	2,551	3,169	(20)

AMERICAS
				amounts in millions
	USD			USD
	Fourth quarter			Full year
	2007	2006	%	2007	2006	%

Operating earnings before tax	730	767	(5)	2,876	2,732	5
Gains/(losses) on investments	172	82	110	376	(28)	N.M.
Impairment charges	(21)	27	N.M.	(65)	(15)	N.M.
Income before tax	881	876	1	3,187	2,689	19
Income tax	(284)	(253)	12	(1,003)	(738)	36
Net income	597	623	(4)	2,184	1,951	12

THE NETHERLANDS
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	*)%	2007	2006	*)%

Operating earnings before tax	75	79	(5)	362	1,122	(68)
Gains/(losses) on investments	18	94	(81)	140	513	(73)
Impairment charges	0	1	N.M.	(24)	(12)	(100)
Other income/(charges)	0	0	N.M.	30	0	N.M.
Income before tax	93	174	(47)	508	1,623	(69)
Income tax	2	111	98	98	(203)	N.M.
Net income	95	285	(67)	606	1,420	(57)

UNITED KINGDOM
				amounts in millions
	GBP			GBP
	Fourth quarter			Full year
	2007	2006	%	2007	2006	%

Operating earnings before tax	47	40	18	185	154	20
Gains/(losses) on investments	1	5	(80)	(5)	11	N.M.
Impairment charges	(2)	0	N.M.	(3)	(1)	(200)
Other income/(charges)	(17)	24	N.M.	6	61	(90)
Income before tax	29	69	(58)	183	225	(19)
Income tax	15	(21)	N.M.	0	(67)	N.M.
Net income	44	48	(8)	183	158	16

OTHER COUNTRIES
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	*)%	2007	2006	*)%

Operating earnings before tax	22	26	(15)	142	61	133
Gains/(losses) on investments	1	5	(80)	14	20	(30)
Other income/(charges)	1	1	0	0	0	N.M.
Income before tax	24	32	(25)	156	81	93
Income tax	(32)	(31)	3	(83)	(45)	84
Net income	(8)	1	N.M.	73	36	103

*)    As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

37 of 46

ASSETS AND CAPITAL GEOGRAPHICALLY
		amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At December 31, 2007
243,946	55,495	Assets business units	165,713	62,009	75,668	9,205	312,595
		Other assets					1,525
		Total assets on balance sheet					314,120

19,056	2,166	Capital in units	12,945	3,079	2,954	1,413	20,391

		Total capital base					21,394
		Other net liabilities					(1,003)
		Total					20,391

		At December 31, 2006 *)
222,624	50,975	Assets business units	169,039	59,229	75,912	7,554	311,734
		Other assets					3,079
		Total assets on balance sheet					314,813

19,776	2,285	Capital in units	15,016	4,235	3,403	1,336	23,990

		Total capital base					24,283
		Other net liabilities					(293)
		Total					23,990

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX
		amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2007	2006	*)%	2007	2006	*)%
Net operating earnings	484	651	(26)	2,047	2,570	(20)
Income tax on operating earnings	152	72	111	645	771	(16)
Operating earnings before tax	636	723	(12)	2,692	3,341	(19)
Net gains and losses on investments	167	160	4	421	569	(26)
Other income	2	2	0	214	12	N.M.
Impairment charges	(17)	23	N.M.	(76)	(25)	N.M.
Other charges	0	0	N.M.	(182)	(1)	N.M.
Policyholder tax	(26)	36	N.M.	8	75	(89)
Income before tax	762	944	(19)	3,077	3,971	(23)

*)

 As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

Currencies

Income statement items: average rate 1 EUR = USD 1.3683 (2006: USD 1.2566).

Income statement items: average rate 1 EUR = GBP 0.6838 (2006: GBP 0.6809).

Balance sheet items: closing rate 1 EUR = USD 1.4721 (2006: USD 1.3170).

Balance sheet items: closing rate 1 EUR = GBP 0.7334 (2006: GBP 0.6715).

Notes:

1)	For full year 2007, includes commissions and expenses for EUR 5,939 million (2006: EUR 6,085 million).
2)	After deduction of preferred dividend and coupons on perpetuals.
3)

Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2006: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,500 million (at Dec. 31, 2006: 1,582 million).

38 of 46

OTHER EXPLANATORY NOTES

The interim condensed consolidated financial statements included in Appendix I have been prepared in accordance with IAS 34 “Interim financial reporting”. It does not include all of the information required for full financial statements and should therefore be read together with the 2006 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2006.

Changes in accounting principles

AEGON adopted SOP 05-1 effective January 1, 2007, resulting in an EUR 13 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle on our IFRS equity, which has been included in Other within the statement of changes in equity. This change in accounting policy has been adopted prospectively effective January 1, 2007. Retrospective adoption is impracticable because information has not historically been accumulated at the level required by this new guidance to enable AEGON to identify deferred acquisition costs specific to prior internal replacements.

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. Starting with the second quarter of 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s quarterly income statements. Prior to the second quarter of 2007 these guarantees were valued applying a corridor approach for the group pension contracts. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the quarterly liability adequacy test.

The change in accounting for the guarantees will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON believes that this change in accounting principles will increase the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting principles applies to AEGON The Netherlands only and does not impact other country units. AEGON has decided on this change following the issue of new guidance on the treatment of guarantees in the mandatory liability adequacy test. As is allowed under Dutch Accounting Principles, AEGON decided to adopt this guideline in its primary accounting for insurance liabilities.

The impact of the change in accounting principles, which AEGON has applied retrospectively on previously reported amounts, is shown in the table on page 40.

39 of 46

IMPACT OF THE CHANGE IN ACCOUNTING POLICIES
amounts in millions (except per share data)
	EUR	EUR
	2006
	Fourth quarter	Full year

Net income - based on previous accounting principles	816	2,789
Change in accounting principles	64	380
Net income - adjusted	880	3,169

Impact on net income and net income fully diluted per share, in EUR	0.03	0.24

Net income and net income fully diluted per share - adjusted, in EUR	0.53	1.87

		At
		Dec. 31
		2006

Shareholders’ equity - based on previous accounting principles		19,137
Change in accounting principles		(532)
Shareholders’ equity - adjusted		18,605

Changes in accounting estimates

Starting with the second quarter of 2007 AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on net income recognized in the second quarter of 2007 amounts to EUR 135 million negative and is reported as part of Other income/(charges).

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2006 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

Impairment losses in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost recognized in previous interim periods are not reversed.

The published figures in these interim financial statements are unaudited.

Segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, the United Kingdom, Other countries, and Holdings and other activities. The operating earnings before tax for each geographical segment are specified by line of business. In the second quarter of 2007, AEGON changed its definition of operating earnings to now include its share of net results from associates. AEGON will include the differences between movements in the fair value of guarantees and related derivatives

40 of 46

in its gains and losses on investments. Prior year comparative amounts have been adjusted to conform to the new definition.

As of 2007, AEGON reports its operating earnings using a new line of business format (LOB). Until January 1, 2007, AEGON’s segment reporting was based on product characteristics, such as traditional life and fixed annuities. The new LOB reporting format will more closely align with the way AEGON’s businesses are managed within the geographical areas, and at the same time, highlight the performance of the key product groups: pensions, life insurance and investment products.

The following lines have been established:

t	Life and protection, which includes products with mortality, morbidity and longevity risks.
t	Individual savings and retirement products, which includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.
t

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

t

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

t	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.
t	Distribution, which includes commissions earned by independent financial advisors.
t	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.
t	Other is used to report any items which cannot be directly allocated to a specific line of business.
t	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

A glossary on the new lines of business is included in a press release issued on April 26, 2007.

Presentation in the income statement

All gains and losses on investments, except for direct investment income, have been aggregated on the face of the income statement to one line item “Results from financial transactions”. Prior to the fourth quarter of 2007, gains and losses on investments were netted by country, per category of financial asset and, in the case of available-for-sales financial assets, per type of instruments. Subsequently all gain positions were aggregated and presented as “Net gains on investments”, whilst all loss positions were aggregated and presented as “Net losses on investments”. As of the fourth quarter of 2007, all gains and losses on investments are netted to one total amount which is presented as one line item on the face of the income statement. This change in presentation aligns the presentation in the income statement with industry practice. Included in Results from financial transactions are also fair value changes and foreign exchange gains and losses, to which a similar netting and aggregation methodology as described for gains and losses on investments has been applied.

41 of 46

The comparative information has been adjusted accordingly as follows

Results from financial transactions
amounts in millions
Full year
2006

Net fair value and foreign exchange gains	837
Net fair value and foreign exchange losses	(127)
Fair value changes and foreign exchange gains and losses	710

Net gains on investments	10,378
Net losses on investments and impairment charges	(1,700)
Net gains and losses on investments	8,678

Reclass impairment charges to benefits and expenses	(9)

Results from financial transactions	9,397

Capital and funding

The report of AEGON N.V., provided on page 25, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

In March 2007, AEGON USA completed the acquisition of 100% of the shares of Clark Inc., a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. The total purchase price was EUR 263 million, consisting of EUR 207 million cash consideration, EUR 36 million of Clark debt assumed by AEGON and EUR 20 million cost basis of Clark common stock already owned by AEGON and transaction costs. Since the acquisition date, Clark has contributed EUR 4.6 million to the net income of AEGON. If the acquisition had taken place as of January 1, 2007, Clark should have contributed an amount of EUR 90 million to total revenues and EUR 4.7 million to net income of AEGON USA. AEGON has disposed operations for an amount of EUR 42 million regarding Clark business, not considered to be core to AEGON, to Clark’s former management after the acquisition. As a result of the acquisition, assets and liabilities were recognized for EUR 549 million and EUR 325 million respectively, which included a cash position of EUR 14 million. Goodwill was recognized for an amount of EUR 84 million, reflecting the future commission revenue from inforce contracts. In addition an intangible asset was established for the present value of future commission receivables in the amount of EUR 365 million.

In March 2007, AEGON has completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. The company was renamed to PTE AEGON Poland. The cost of the acquisition amounted to EUR 72 million, which was paid in cash. Since the acquisition date, the company has contributed EUR 2 million to net income. If the acquisition had been as of January 1, 2007, contribution to net income and total revenues would amount to respectively EUR 3 million and EUR 12 million. Assets of EUR 81 million and liabilities of EUR 9 million were recognized due to the acquisition. Goodwill amounting to EUR 23 million reflects the future new business to be generated and potential synergies with existing businesses. By December 31, 2007 the accounting for PTE Ergo Hestia S.A. was not yet finalized.

42 of 46

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million; contribution to revenues would have been approximately EUR 251 million.

In December 2007, AEGON USA acquired 100% of the shares of Merrill Lynch Life Insurance Company and Merrill Lynch Life Insurance Company of New York, companies that sell non-participation life insurance and annuity products such as variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The total purchase price amounted to EUR 849 million cash consideration. The opening balance sheet of the acquired business was recorded provisionally at December 31, 2007, as the acquisition occurred within a few days of year end. The provisionally determined opening balance sheet includes total assets of EUR 10.8 billion, including EUR 8.3 billion separate account assets, EUR 1.8 billion general account investments and EUR 149 million cash and cash equivalents. Total liabilities are EUR 9.9 billion and comprise separate account liabilities of EUR 8.3 billion and insurance contract liabilities of EUR 1.7 billion. Goodwill amounts to EUR 111 million reflecting the expected profitability of new business. The carrying amount of the assets and liabilities of the acquired companies amounted to EUR 10.8 billion and EUR 9.9 billion respectively, the estimated fair values are subject to adjustment at the initial allocation for a one year period as more information relative to the fair values as of the acquisition date become available. As the acquisition was completed at the end of December, the net income of the acquired operations was not material to the AEGON’s consolidated net income. Had the acquisition taken place on 1 January 2007, the contribution of these companies to the Group’s net income is estimated at EUR 75 million; contribution to revenues would have been approximately EUR 271 million.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2007 consolidated financial statements of AEGON.

Events after the balance sheet date

On February 21, 2008 AEGON announced that AEGON Hungary has signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities. This transaction is in line with AEGON’s strategy to strengthen its position in the developing pension and asset management markets in Central and Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

On February 26, 2007 AEGON announced the acquisition of the Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Ankara Emeklilik has a well-established presence in the

43 of 46

Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

44 of 46

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: 2006 (net) pro-forma operating earnings, net operating earnings, operating earnings before tax, (net) underlying earnings and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 39. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 28.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
t	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
t	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
t	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

45 of 46

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only)
Media	+31 (0)70 344 83 44
E-mail	gcc-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Press conference

A press conference on the fourth quarter 2007 results will be held this morning at 10.00 hrs CET. This press conference can be followed simultaneously via a video webcast on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the fourth quarter 2007 results will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The listen-only phone numbers for the conference call are as follows:

The Netherlands: +31 20 796 5332

United Kingdom: +44 208 515 2301

United States and Canada: +1 480 629 1990

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

46 of 46